                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

        ----------------------------------------------------------------

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

        ----------------------------------------------------------------

                        ORION HEALTHCARE TECHNOLOGY, INC.
                 (Name of small business issuer in its charter)

         ---------------------------------------------------------------


             IOWA                         511210                 42-1405415
 (State or jurisdiction of      (Primary Standard Industrial  (I.R.S. Employer
 incorporation or organization)   Classification Code No.)   Identification No.)


                          1823 Harney Street, Suite 101
                              Omaha, Nebraska 68102
                                 (402) 341-8880
          (Address and telephone number of principal executive offices)

                                WILLIAM C. ALLAN
                             CHIEF EXECUTIVE OFFICER
                          1823 Harney Street, Suite 101
                              Omaha, Nebraska 68102
                                 (402) 341-8880
            (Name, address and telephone number of agent for service)

         --------------------------------------------------------------

                        COPIES OF ALL COMMUNICATIONS TO:
                             John D. Ellsworth, Esq.
                            Michael C. Pallesen, Esq.
         Lieben, Whitted, Houghton, Slowiaczek & Cavanagh, P.C., L.L.O.
                          2027 Dodge Street, Suite 100
                              Omaha, Nebraska 68102
          -------------------------------------------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                         CALCULATION OF REGISTRATION FEE

Title of Each Class of           Amount to be       Proposed Maximum        Proposed Maximum Aggregate   Amount of
Securities to be Registered      Registered         Offering Price Per      Offering Price (1)           Registration Fee
                                                    Share
Common Stock no par value        500,000 shares     $10.00                         $5,000,000            $1,250.00

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act.

                      ------------------------------------

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

                    PART I--INFORMATION REQUIRED IN PROSPECTUS

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

The information in this prospectus is not complete and may change. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

                              SUBJECT TO COMPLETION
                                Dated _____, 2001

                                   PROSPECTUS

                         500,000 Shares of Common Stock
                        ORION HEALTHCARE TECHNOLOGY, INC.
                        --------------------------------

We are offering 500,000 shares of voting common stock at the price of $10.00 per share. We arbitrarily determined the price of the shares and it bears no relationship to our assets, shareholders' equity or any other objective criteria of value.

THE SHARES OF COMMON STOCK OFFERED INVOLVE A HIGH DEGREE OF RISK AND SUBSTANTIAL AND IMMEDIATE DILUTION AND SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD TO RISK THE LOSS OF THEIR ENTIRE INVESTMENT, SEE "RISK FACTORS" AT PAGE 3 OF THIS PROSPECTUS.
                        ---------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         ------------------------------

                    The date of this Prospectus is ___, 2001.

                                TABLE OF CONTENTS

                                                                      Page
                                                                      ----
PROSPECTUS SUMMARY                                                      1

         The Company                                                    1
         This Offering                                                  2

RISK FACTORS                                                            3

USE OF PROCEEDS                                                         9

DETERMINATION OF OFFERING PRICE                                         9

DILUTION                                                                9

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS           10

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT                                                12

EXECUTIVE COMPENSATION                                                 12

DESCRIPTION OF COMMON STOCK                                            13

THE COMPANY'S BUSINESS                                                 13

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS                           19

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER
         MATTERS                                                       23

PLAN OF DISTRIBUTION                                                   23

LEGAL PROCEEDINGS AND MATTERS                                          24

EXPERTS                                                                24

ADDITIONAL INFORMATION                                                 24

INDEX TO FINANCIAL STATEMENTS                                          25

         We maintain a web site at http://www.orionhealthcare.com. No information contained in our web site shall be considered a part of this prospectus.

                    ----------------------------------------

                               PROSPECTUS SUMMARY

         The following summary is qualified by the more detailed information, including the financial statements and related notes, appearing elsewhere in this prospectus.

                                   THE COMPANY

We are an Omaha, Nebraska-based company focussed on developing healthcare software and healthcare education products and services. We have developed and own 37 software products and maintain six web sites, three of which are e-commerce sites. Formerly known as "Accurate Assessments, Inc.," we have been developing healthcare software products since 1992, and today consist of four operating activities: Medical Risk Management, Addictions, Mental Health and E-Commerce

Jointly with Medical Risk Management Associates, a California-based company, we created one of the first medical risk management software product for the healthcare market, known as Root Cause Analyst. Released in late 2000, Root Cause Analyst is an automated complex logic structure used to identify the causes of adverse outcomes, with the goal of preventing the recurrence of such events.

Our addictions and mental health software products are promoted, respectively, under the names "AccuCare" and "Orion Behavioral Health System" ("Orion BHS"). AccuCare is based on a primary tool for clinical and case management procedures by addiction therapists, state and county health departments and correctional facilities as well as by parole officers. AccuCare and Orion BHS are customizable to a particular customer, and we provide comprehensive training and consulting services.

Our coming healthcare education services will soon operate through our web site, www.CEU2000.com and will involve Internet-based continuing education courses for healthcare professionals, particularly medical doctors, nurses and addiction/mental health professionals. Customers will pay a fixed annual charge for full access and usage rights to all of the courses offered through the web site. This is a significant departure from the competition which charges customers on a per course basis. CEU2000.com is presently in the final stages of commercial development. We expect to go live with the web site in March 2001, with 350 to 500 course offerings. A number of these courses have already been approved by the continuing education course accreditation branches of the various professional healthcare associations involved.

Our principal executive offices are located at 1823 Harney Street, Suite 101, Omaha, Nebraska 68102, (402) 341-8880.

                                  THIS OFFERING

Securities Offered                             We are offering 500,000
                                               shares of voting common stock
                                               ("Common Stock").

Offering Price                                 $10.00 per share.

Plan of Distribution                           The Common Stock is being
                                               offered directly by the
                                               Company, through its officers and
                                               employees for no additional
                                               compensation.

Securities Outstanding                         2,000,000 shares of
                                               Common Stock assuming all shares
                                               being offered are purchased by
                                               investors.

Use of Proceeds                                To promote the Company's
                                               more promising software
                                               programs, particularly its
                                               healthcare regimes and for
                                               general corporate purposes.

Risk Factors                                   An investment in our Common Stock
                                               is highly speculative. Investors
                                               will suffer substantial dilution
                                               in the book value per share of
                                               the Common Stock compared to the
                                               purchase price. If we do not
                                               receive substantial funds from
                                               this offering, we may require
                                               additional capital however, we
                                               have no commitments to obtain
                                               additional funding. No person
                                               should invest in the Company who
                                               cannot afford to lose their
                                               entire investment. See "Risk
                                               Factors."

Proposed NASDAQ Small-cap Market symbol        OHCT

                                  RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing any of our stock. The following risks could materially harm our business, operating results and financial condition and could result in a decrease in the trading price of our stock, or in a complete loss of your investment.

OUR PERFORMANCE DEPENDS UPON OUR ABILITY TO OFFER NEW AND EXPANDED PRODUCTS AND SERVICES.

We may be unable to offer new or expanded products or services in a cost-effective or timely manner. Furthermore, any new product or service we launch that is not favorably received by consumers could damage our reputation and brand name. Expansion of our products or services in this manner would also require significant additional expenses and development and may strain our management, financial and operational resources. Our business, operating results and financial condition could be seriously harmed if we are unable to generate revenues from expanded services or products sufficient to offset their cost. Our success also depends on our ability to accurately determine the products and features required by customers and to design and implement products that meet these requirements in a timely and efficient manner. We may be unsuccessful in determining customer demands, and our products may not adequately satisfy current or future customer demands.

FLUCTUATIONS IN OUR QUARTERLY RESULTS MAY ADVERSELY AFFECT THE PRICE OF OUR
STOCK.

We may experience significant fluctuations in our future quarterly operating results due to a variety of factors, many of which are outside our control. As a result, we believe that quarterly comparisons of our operating results are not necessarily meaningful and that investors should not rely on the results of one quarter as an indication of our future performance. We believe it is likely that, in the future, fluctuations in our quarterly operating results will cause our results to fall below the expectations of securities analysts and investors, which could cause the price of our Common Stock to drop. Factors that may negatively affect our quarterly operating results include:

     -    our ability to attract new prospects and convert them into customers;

     - the announcement or introduction of new or enhanced products or services by our competitors;

     - changes in our pricing policies or the pricing policies of our competitors;

     - the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; and

     - our ability to attract and retain new personnel in a timely and effective manner.

WE RELY ON TECHNOLOGIES LICENSED FROM THIRD PARTIES.

We currently license from third parties certain technologies and information incorporated into our products. As we continue to introduce new products that incorporate new technologies, we may be required to license additional technology from others. We cannot assure you that these third-party technology licenses will continue to be available to us on commercially reasonable terms, if at all.

Additionally, we cannot assure you that the third parties from which we currently license our technology will be able to defend their proprietary rights successfully against claims of infringement. Any failure to obtain any of these technology licenses could result in delays or reductions in the introduction of new products, features, functions or services. It could also negatively affect the performance of our existing products until equivalent technology can be obtained.

OUR OPERATING RESULTS DEPEND UPON OUR INTERNALLY DEVELOPED PRODUCTS, INFRASTRUCTURE AND SYSTEMS.

The satisfactory performance, reliability and availability of our products, and services are critical to our operating results, as well as to our ability to attract and retain customers and maintain adequate customer service levels. Any system interruptions that result in the unavailability of our products or reduced performance of our services would necessarily reduce the volume of sales and the attractiveness of our products and services, which would seriously harm our business, operating results and financial condition. Additionally, if our products and services are well received by customers and our business substantially increases, we will need to further expand and upgrade our technology, systems and infrastructure. Any inability to do so successfully could negatively affect our business, operating results and financial condition.

OUR COMPUTERS AND COMMUNICATIONS SYSTEMS ARE VULNERABLE TO DAMAGE OR INTERRUPTION WHICH MAY HINDER OUR ABILITY TO TIMELY DELIVER OUR PRODUCTS AND SERVICES.

Our ability to successfully provide customers with our products and services depends upon the efficient and uninterrupted operation of our computers and communications systems. All of our computer and communications systems are located in Omaha, Nebraska. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins and similar events. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, and loss of data. The occurrence of any of the foregoing risks could negatively affect our business, operating results and financial condition.

RAPID TECHNOLOGICAL CHANGE COULD RENDER OUR PRODUCTS AND SERVICES OBSOLETE.

If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, our business, operating results and financial condition could be harmed. The software industry and the Internet are characterized by rapid technological change, sudden changes in customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing technology obsolete. The emerging nature of these products and services and their rapid evolution will require that we continually improve the performance, features and reliability of our products. Our success will depend, in part, on our ability:

     -    to enhance our existing products and services;

     - to develop and license new services and technology that address the increasingly sophisticated and varied needs of our current and prospective customers; and

     - to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

The development of proprietary technology entails significant technical and business risks and requires substantial expenditures and lead-time. We may be unable to use new technologies effectively or adapt our products to customer requirements or emerging industry standards.

FUTURE GOVERNMENT REGULATIONS OF THE INTERNET COULD INCREASE OUR COSTS OF CONDUCTING BUSINESS.

New Internet legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Internet and on-line commerce, or the application of existing laws and regulations to the Internet and on-line commerce could harm our business, operating results and financial condition. We are subject to regulations applicable to businesses generally and laws or regulations directly applicable to communications over the Internet and access to on-line commerce. Although there are currently few laws and regulations directly applicable to the Internet and on-line services, it is possible that a number of laws and regulations may be adopted with respect to the Internet covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust, taxation and characteristics and quality of products and services. For example, the United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and transmission of sexually-explicit material and the European Union recently enacted its own privacy regulations. Furthermore, the growth and development of the market for on-line commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business on-line.

The adoption of any additional laws or regulations regarding Internet commerce and communications may decrease the growth of the Internet or commercial on-line services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business and have a negative impact on our business, operating results and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. For example, tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in on-line commerce, and new state tax regulations may subject us to additional state sales and income taxes. If we were alleged to have violated federal, state or foreign, civil or criminal law, even if we could successfully defend such claims, it could have a negative impact on our business, operating results and financial condition.

OUR OFFICERS AND DIRECTORS WILL EXERCISE SIGNIFICANT CONTROL OVER THE COMPANY.

Following this offering and assuming the sale of all of the Common Stock, executive officers and directors will beneficially own, in the aggregate, at least 75% of our outstanding Common Stock. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent someone from acquiring or merging with us.

THE BROAD DISCRETION WE HAVE IN THE USE OF PROCEEDS FROM THIS OFFERING MAY INCREASE THE RISK THAT WE WILL NOT USE THE PROCEEDS EFFECTIVELY OR THAT WE WILL USE THEM IN WAYS WITH WHICH YOU MAY NOT AGREE.

The net proceeds, if any, from the sale of the Common Stock in this offering will be added to our working capital and will be available for general corporate purposes, including operating expenses and capital expenditures. We cannot state with certainty particular uses for the net proceeds from this offering, and we will have broad discretion in the use of the net proceeds. We can give no assurance as to whether any net proceeds will be obtained from the offering.

CONCERNS REGARDING SECURITY OF TRANSACTIONS AND TRANSMITTING CONFIDENTIAL INFORMATION OVER THE INTERNET MAY NEGATIVELY IMPACT OUR BUSINESS.

We believe that concern regarding the security of confidential information transmitted over the Internet, such as credit card numbers, prevents many potential customers from engaging in on-line transactions. If we do not have compelling security features on our web sites, our on-line services may not gain market acceptance or there may be additional legal exposure to us.

Despite the measures we have taken, our computer systems are potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents our security measures, he or she could misappropriate proprietary information or cause interruptions in our operations. Security breaches that result in access to confidential information could damage our reputation and expose us to a risk of loss or liability from our customers. We may be required to make significant investments to protect against or remedy security breaches. Additionally, as electronic commerce becomes more prevalent, our customers will become more concerned about security. If we do not adequately address these concerns, it could materially adversely affect our business, financial condition and operating results.

WE MAY NOT BE ABLE TO ACQUIRE OR MAINTAIN EFFECTIVE INTERNET ADDRESSES.

We currently hold various Internet addresses relating to our brand names. The acquisition and maintenance of Internet addresses generally is regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries where we may conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

CAPACITY CONSTRAINTS ON OUR TECHNOLOGY MAY BE DIFFICULT TO PREDICT.

As traffic in the electronic commerce increases, we must expand and upgrade our technology, network hardware and software. We may not be able to accurately project the rate of increased traffic. In addition, we may not be able to expand and upgrade our systems, network hardware and software capabilities to accommodate the increased use. If we do not appropriately upgrade these capabilities, our business, financial condition and operating results will be materially adversely affected.

FUTURE CAPITAL NEEDS, UNCERTAINTY OF ADDITIONAL FINANCING.

We currently anticipate that the net proceeds from this offer, together with available funds and cash flows generated from revenues will be sufficient to meet our anticipated needs for working capital, capital expenditures and business expansion for at least the next 18 months. Thereafter, we may need to raise additional funds. We may need to raise additional funds sooner in order to fund more rapid expansion, to develop new or enhanced services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the holders of our Common Stock. There can be no assurance that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund expansion, take advantage of unanticipated acquisition opportunities, develop or enhance services or products or respond to results of operations and financial condition.

OUR SUCCESS IS DEPENDENT ON OUR KEY PERSONNEL.

If one or more members of our senior management team were unable or unwilling to continue in their present positions, our business, financial condition and operating results could be materially adversely affected.

OUR COMMON STOCK PRICE IS LIKELY TO BE HIGHLY VOLATILE.

The market price of our Common Stock may be highly volatile, just as the stock market in general, and the market for Internet and software technology companies in particular, have been highly volatile. Investors may not be able to resell their shares of Common Stock following periods of volatility because of the market's adverse reaction to such volatility. The trading prices of many technology and Internet companies' stocks have reflected such volatility. We cannot assure you that our stock will trade at the same levels as other technology or Internet stocks. Factors that could cause such volatility may include, among other things:

     -    changes in the prices of the stock market as a whole;

     -    actual or anticipated variations in quarterly operating results;

     -    announcements of technological innovations;

     -    new sales formats or new products or services;

     -    changes in financial estimates by securities analysts;

     -    conditions or trends in the Internet industry;

     -    changes in the market valuations of other Internet companies;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

     -    capital commitments;

     -    additions or departures of key personnel;

     -    substantial sales of Common Stock by our shareholders; and

     -    changes in the perception of volatility in the Internet industry.

Many of these factors are beyond our control and they may materially adversely affect the market price of our Common Stock, regardless of our operating performance.

QUALIFICATION FOR LISTING ON NASDAQ.

We intend to apply as soon as possible for listing of our Common Stock on the NASDAQ Small-cap Market. There is no assurance when, if ever, we will meet the requirements for such listing or, in any event, be accepted for such listing. Furthermore, if our Common Stock were to qualify for listing there is no assurance that we would be able to continue to satisfy the listing requirements. In the event of delisting or failure to qualify initially, trading in our Common Stock is expected to continue on the NASD OTC Bulletin Board. As a result, investors may find it more difficult to dispose of, or to obtain quotations on, the price of the Common Stock.

DILUTION.

Purchasers of the Common Stock will suffer substantial dilution in the purchase price of the shares compared to the net tangible book value per share immediately after the purchase. The exact amount of dilution will vary depending upon the total number of shares purchased, and will be greater if less than all the shares are purchased. The fewer shares purchased, the greater dilution will be with respect to the shares that are purchased.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS.

Our success and competitive position depend on our proprietary software and other intellectual property, which we protect through a combination of copyright, trademark and trade secrecy laws, confidentiality agreements and protective contractual provisions. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain and use our proprietary information. In addition, they could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, our business could suffer. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of resources and could seriously harm our business, operating results and financial condition.

                                 USE OF PROCEEDS

The net proceeds we may receive from the sale of the Common Stock in this offering will vary depending upon the total number of shares sold, and the timing of and prices at which they are sold. We can give no assurances that any Common Stock will be purchased. Regardless of the timing and number of shares of Common Stock that may be purchased, we expect to incur offering expenses estimated at $150,000.00 for legal, accounting, printing and other costs in connection with the offering pursuant to this prospectus.

We expect to use the proceeds from the sales of Common Stock generally to promote the Company's more promising software programs, particularly its healthcare educational regimes and for general corporate purposes. The particular uses of any proceeds that we may receive will depend on the amounts received and the timing of their receipt. We will have broad discretion in applying the proceeds of this offering.

                         DETERMINATION OF OFFERING PRICE

We arbitrarily determined the offering price of $10.00 per share of the Common Stock, and it is not necessarily related to the Company's past financial performance or its future prospects.

                                    DILUTION

Dilution is the difference between the price per share being paid for the Common Stock, and the net tangible book value per share of the Common Stock immediately after its purchase. The following table illustrates the dilution that will occur assuming the purchase of all of the Common Stock:

Public offering price per share                                                            $10.00

Net tangible book value per share before this offering                         $0.02

Increase per share  attributable  to price paid by  purchasers of this
offering                                                                       $2.43
                                                                               -----

Pro forma net tangible book value per share after this offering
                                                                                           $ 2.41
                                                                                           ------
Dilution of pro forma net tangible book value per share to investors
of this offering                                                                           $ 7.59

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth certain information regarding the directors, executive officers, and key employees of the Company.

                DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES:
-------------------------------------------------------------------------------
NAME                    AGE      POSITION
-------------------------------------------------------------------------------
William C. Allan         46      Chairman, Chief Executive Officer, President
-------------------------------------------------------------------------------
Constance Giles-Allan    46      Director
-------------------------------------------------------------------------------
John E. Bothof           45      Director
-------------------------------------------------------------------------------
David G. Folks, M.D.     47      Director
-------------------------------------------------------------------------------
David K. Karnes          52      Director
-------------------------------------------------------------------------------
George L. Morgan         57      Director
-------------------------------------------------------------------------------
Karen Wanek-Voien        42      Chief Financial Officer
-------------------------------------------------------------------------------
Sandra A. Jones          34      Vice President of Operations
-------------------------------------------------------------------------------


WILLIAM C. ALLAN, CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT

Mr. Allan co-founded the Company in 1992, and serves as its Chief Executive Officer, President, and Chairman of the Board of Directors. Mr. Allan's current term as a director expires on February 5, 2004. Prior to founding the Company, Mr. Allan was the Director of Treatment Services at the Clarinda Correctional Facility, Clarinda, Iowa. Mr. Allan received a B.S. degree in Addiction Studies in 1992 from Park College.

CONSTANCE GILES-ALLAN, DIRECTOR

Ms. Giles-Allan is a co-founder of the Company with her husband, William C. Allan, and has been a director since the Company's inception in 1992. Her current term as a director expires on February 5, 2004. Ms. Giles-Allan has over 23 years of experience in the marketing field. Ms. Giles-Allan was the Company's marketing director from 1995-1998, and served as President from 1998 until her retirement in 2000. Ms. Giles-Allan is a graduate of Wartburg College with a B.A. in Communications.

JOHN E. BOTHOF, DIRECTOR

Mr. Bothof became a director in December 2000, and his term expires on February 5, 2003. Mr. Bothof is President of Gateway Community Bank in Omaha, Nebraska, which he co-founded with three partners in 1998 after 17 years in the banking industry. The bank had originated in excess of $60 million of loans to businesses and individuals since its inception. Mr. Bothof is a graduate of Buena Vista University, with a B.A. degree in Education.

DAVID G. FOLKS, M.D., DIRECTOR

Dr. Folks joined the board of directors in December 2000, and his term expires on February 5, 2003. Dr. Folks is presently the chair of psychiatry and a professor on the faculty of the University of Nebraska College of Medicine, having served as such since October 1993. He is actively involved in the areas of geriatrics, psychopharmacology and mood and anxiety disorders. Dr. Folks spent 10 years at the University of Alabama at Birmingham, focusing on internal medicine. He completed residency and fellowship training at Vanderbilt University. Dr. Folks graduated from the University of Oklahoma Health Sciences Center, and is a member of the American Psychiatric Association (Fellow), the Academy of Psychosomatic Medicine (Fellow), the American College of Psychiatrists, the American Association of Geriatric Psychiatry, and the Association for Addiction Psychiatry. He has been named to the BEST DOCTORS IN AMERICA.

DAVID K. KARNES, DIRECTOR

Mr. Karnes became a director of the Company in December 2000, and his term expires on February 5, 2004. Mr. Karnes is presently the President and Chief Executive Officer of The Fairmont Group Incorporated, a merchant/banking/consulting company with offices in Omaha, Nebraska, and Washington, D.C. He has held these positions since 1989. Mr. Karnes is a former United States Senator from Nebraska, as well as a White House Fellow and a member of the United States Advisory Committee on Trade Policy and Negotiations. He received Bachelor of Science and law degrees from the University of Nebraska-Lincoln. Mr. Karnes has served on boards of directors, or has acted as an adviser to, several publicly traded U.S. companies, including the Federal National Mortgage Association (NYSE), and Data Transmission Network (NASDAQ).

GEORGE L. MORGAN, DIRECTOR

Mr. Morgan joined the board of directors in December 2000, and his term expires on February 5, 2003. Mr. Morgan is presently a Vice President of Kirkpatrick Pettis, a position he has held since 1992. He joined Kirkpatrick Pettis in 1985. He has over 23 years of experience in the financial and investment advisory industry. Mr. Morgan is a graduate of Southwestern College with an A.A. degree, San Diego State University with a B.A. in social sciences and Purdue University where he obtained his M.B.A.

KAREN WANEK-VOIEN, CHIEF FINANCIAL OFFICER

Ms. Wanek-Voien joined the Company in March 2001, as its first Chief Financial Officer. Just prior to joining the Company, Ms. Wanek-Voien was a financial consultant specializing in business planning and analysis. For the preceding 16 years, Ms. Wanek-Voien was employed by Transaction Systems Architects, Inc., most recently as the Director, Corporate Financial Planning and Analysis. She earned her CPA designation while employed with Deloitte, Haskins & Sells. Ms. Wanek-Voien is a graduate of the University of Nebraska
- Omaha, having received her B.S. in Business Administration in 1981.

SANDRA A. JONES, VICE PRESIDENT OF OPERATIONS

Ms. Jones has been employed by the Company since 1996, having previously held the positions of sales representative and clinical director. As Vice President of Operations since January 2001, she is responsible for the day-to-day management of the Company. Ms. Jones obtained a M.S. degree in Counseling from the University of Nebraska-Omaha and a B.A. degree from Wayne State College.


                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of January 31, 2001, by (i) each person who beneficially owns more than 5% of the Common Stock; (ii) each of our executive officers; (iii) each of our directors; and (iv) all executive officers and directors as a group.

As of such date, there were 1,500,000 shares issued and outstanding before giving effect to the sale of the Common Stock in this offering. We believe that, except as otherwise listed below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

---------------------------------------------------------------------------------------------------
Title of Class       Name and Address of              Amount of Share       Percent of Shares
                      Beneficial Owner              Beneficially Owned      Beneficially Owned
---------------------------------------------------------------------------------------------------

Common Stock       William C. Allan                        900,000                  60%
                   1823 Harney St., Ste, 101,
                   Omaha, NE
---------------------------------------------------------------------------------------------------
Common Stock       Constance Giles-Allan                   600,000                  40%
                   1823 Harney St., Ste, 101,
                   Omaha, NE
---------------------------------------------------------------------------------------------------
Common Stock       All directors and executive           1,500,000                 100%
                   officers as a group
---------------------------------------------------------------------------------------------------

                             EXECUTIVE COMPENSATION

The following table sets forth information regarding compensation awarded to, earned by or paid to our chief executive officer and executive officers whose annual compensation exceeded $100,000 in 2000 for all services rendered to the Company during 2000, 1999 and 1998.

                           SUMMARY COMPENSATION TABLE
      --------------------------------------------------------------------
      Name and Principal Position     Year     Salary      Bonus     Other
      --------------------------------------------------------------------
      William C. Allan, CEO           2000     96,875      1,015       0
      --------------------------------------------------------------------
                                      1999     72,500     78,043       0
      --------------------------------------------------------------------
                                      1998     60,000      2,707       0

      --------------------------------------------------------------------
      Constance Giles-Allan           2000     96,875        0         0
      --------------------------------------------------------------------
                                      1999     75,000        0         0
      --------------------------------------------------------------------
                                      1998     57,392      2,707       0
      --------------------------------------------------------------------


                           DESCRIPTION OF COMMON STOCK

At the completion of this offering, our authorized capital stock will consist of 2,000,000 shares of Common Stock with no par value, all of which will be issued and outstanding. We are an Iowa corporation and are subject to the Iowa Business Corporation Act. The following description is not complete and is subject to our Articles of Incorporation and Bylaws, which are included as exhibits to the Registration Statement of which this prospectus is a part.

Holders of the Common Stock are entitled to receive as, when and if declared by the Board of Directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes, subject to any dividend preferences attributable to any preferred stock that may be authorized. Holders of Common Stock are entitled to one vote for each share held of record on all matters on which shareholders may vote. There are no preemptive, conversion, redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in the assets available for distribution.


                             THE COMPANY'S BUSINESS

BACKGROUND

Founded in 1992, under the name "Accurate Assessments, Inc.," we are a healthcare technology company that encompasses both business-to-business and business-to-professional models. As described below, our four operating activities focus on interrelated health care technology products and services, and include addictions software, mental health software, medical health care software and on-line continuing education training. Together, the four operating activities create what we believe is a synergistic enterprise by sharing both technology resources and staff. Cross promotion between activities creates multiple sales opportunities within a shared customer base. We believe that our model positions us well for the future.

GENERAL COMPANY INFORMATION

We have 23 full-time employees and three part-time employees. We do not depend on any one customer for a significant portion of our revenue. Our 3,000-plus customers are large and small, and are spread throughout the United States.

THE COMPANY'S FOUR OPERATING ACTIVITIES AND THEIR PRODUCTS/SERVICES

1. MEDICAL RISK MANAGEMENT: ROOT CAUSE ANALYST. In December 1999, the Institute of Medicine ("IOM") released a report showing that between 44,000 and 98,000 Americans die annually in U.S. hospitals from medical errors. This same report attached an annual price of $17-29 billion to these mistakes. In 1998 the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO") mandated that its accredited hospitals perform root cause analyses on all sentinel events (e.g., wrong site surgeries and pharmacy errors) that occur in the hospitals and report these findings to JCAHO. In 2000, the Veteran's Administration and Department of Defense mandated the root cause analysis for their respective medical centers and the U.S. Congress has seen multiple bills aimed at requiring some form of root cause analysis nationwide.

In an effort to capitalize on the effort to reduce medical errors, and to fill a void on the health care software market, in 1999 began working with Medical Risk Management Associates ("MRMA") of San Diego, California, to create "Root Cause Analyst."

Root Cause Analyst is a 32-bit Microsoft Windows-compatible software application that serves as a tool for analyzing medical errors and creates documentation compliant with the current JCAHO mandate for root cause analysis. We price the program on both a per work station and network basis. Given that root cause analysis is a relatively new phenomenon, we believe that the training and consulting services we provide in conjunction with the software will enhance our profitability.

We completed the first demonstration version of Root Cause Analyst in April 2000, and released the first commercial version in September 2000. Thus, the program's introduction into the market is in the very early stages. Despite no real formal marketing effort, since April 2000, we have received nearly 1,000 requests for the demonstration version and over 2,000 requests for more information on the software.

We recently instituted an aggressive advertising campaign directed at hospital risk managers and quality assurance departments. Additionally, we recently reached an agreement with HCPro Communications ("HCPro"), a healthcare publisher, to include the demonstration version of Root Cause Analyst with a publication on the root cause analysis process authored by the principals of MRMA and published by HCPro. The book, entitled "A Step by Step Guide on How to Conduct a Root Cause Analysis", was released in November 2000, and contains favorable references to the software. HCPro has also agreed to resell Root Cause Analyst through its distribution centers and web sites.

In our experience, the nature of root cause analysis as an emerging market means that we face little competition. We are aware of one company whose software might compete with Root Cause Analyst, but believe its product to be inferior to our software. We believe that our early entry in to the market, coupled with our superior product and the relationship with MRMA, a recognized expert in the field, puts us at a distinct competitive advantage.

2. ADDICTIONS: ACCUCARE. When the Company was formed in 1992, its first product was software for an automated assessment instrument for chemically dependent populations. This software is now in version 5.5, and today offers an entire practice management system that automates clinical applications for a variety of chemically dependent populations such as incarcerated offenders, Native Americans, adolescents and adults. The software is marketed under the name "AccuCare" and includes integrated applications for assessments, placement, treatment plans, progress notes, discharge summaries, facility scheduling, reporting, outcome and research and electronic data transfer. An even more technologically advanced version is currently under development and is planned for release in July 2001. This new version will be marketed under the brand name "Visual AccuCare 6.0." Our software is markedly different from our competitors in that the other behavioral health software companies concentrate on billing applications, while we focus on a comprehensive clinical system.

In our estimation, based upon our nine years of experience in the field, approximately 60 percent of all counselors and treatment administrators are computer literate. Approximately 40 percent of therapists have access to computers at work. We believe several factors are driving the field toward greater acceptance of computerization. Foremost among the factors is the growing need to save time, coupled with the pressure to increase professionalism and accountability through outcome reporting. As the worldwide trend toward greater reliance upon computers continues, as younger and more computer literate counselors enter the field, and as computer hardware prices continue to fall, more computers will appear on the counselors' desks. We believe the Company is positioned well to take advantage of this growing reliance upon computers in the field.

The AccuCare system combines 37 individual products into a single data entry system for tracking and documenting a client throughout a treatment episode. We are able to customize the products to sell them in a smaller group, or individually. We also offer training and consulting services, for which our staff regularly travels to customer sites throughout the country, as well as online training through our web site at www.accurateassessments.com.

We plan to grow AccuCare through a variety of distribution systems. We will work directly with other billing vendors to include AccuCare within their systems. We will also make AccuCare available through Internet Application Service Providers ("ASPs"). As the first clinical system of its kind to be accessible through an Internet subscription, we believe that the ASP model will clearly give us an advantage over our competition. We will also continue to market directly to the addiction field through such means as direct mail campaigns.

We believe that AccuCare's chief competition is presented by software that is "home-grown" or developed in-house and thus unavailable in the commercial marketplace. Traditionally, we have found two other companies who originally offered competition in the addiction field--The Earley Corporation and Quick Start Systems, Inc. We believe that our products and services are superior to our competition, and we rarely encounter either company in a competitive sales environment. Additionally, several other smaller companies offer clinical products to the addiction market.

The addiction field is regulated by the various states, which impose different clinical documentation requirements. Likewise, the JCAHO and the Commission on Accreditation of Rehabilitation Facilities ("CARF") are involved in establishing documentation protocols. We incorporate all of the requirements and protocols imposed by these bodies into the AccuCare system.

Several opportunities exist for us to build this operation. In June 2000, we entered into a reseller agreement with Hazelden Information and Educational Services, one of the oldest and largest publishers in the addiction field. We believe this relationship will increase our sales domestically and, possibly, internationally. In the fall of 2000 we began expanding the division to include gambling addiction products. In October 2000, the Company was awarded and as of December 31, 2000, is awaiting receipt of a $79,000 Phase I Small Business Innovative Research ("SBIR") grant from the National Institute of Health ("NIH") to develop a gambling software product. We expect Phase II of the SBIR grant will be awarded in the third quarter of 2001, in the amount of $750,000. The proliferation of casinos, racetracks and lottery enterprises nationwide has, in our opinion, created a need for more gambling addiction services. Along the same lines, we see an opportunity to capitalize on the recent tobacco industry litigation and settlements with a smoking cessation product. Finally, we see opportunities for our software in new technologies (e.g., wide area network and web-based versions), data warehousing via the ASP interface, billing software integration and foreign language versions.

3. MENTAL HEALTH: ORION BHS. The mental health market, with some 120,000 providers, is approximately four times larger than the addictions market. In 1997 we developed a complete practice management system designed specifically for the mental health niche. Marketed under the name "Orion BHS", this automated system has at its core the AccuCare system, adapted specifically to the mental health field.

Our efforts in this area are still in their infancy, and we believe we have captured only a small fraction of the market. We believe, however, that the integrated system of billing and clinical tools offered by our product will ultimately prove its superiority over the competition.

Major competitive players in this field include Creative Socio-Medics of New York, CMHC Systems in Ohio, UniCare in Florida, ECHO out of New Hampshire, Askesis in Chicago and Anasazi located in New Mexico. We think that these companies vary in their technological capabilities, with few offering the clinical tools present in our product.

We believe that Orion BHS software is well positioned to compete with the top industry players. With the advanced clinical tools present in our software and a focused effort on the business model, we will become a major competitor in this market.

4. E-COMMERCE: CEU 2000.COM. Many doctors, nurses and counseling professionals are required by their respective licensing and certifying authorities to complete continuing education requirements. Presently these requirements are satisfied by on-site training courses or distant learning centers. Soon after launching a series of free, on-line training events in October 1999, we realized that on-line training has tremendous potential for the Company, particularly where we are cross-selling this service to the professionals we serve through our other operating activities.

We are developing our on-line presence at www.CEU2000.com, where "CEU" stands for the commonly used term "Continuing Education Units," to be an accredited continuing education provider. Currently in the late development stages, we envision the site as providing high-quality courses complete with video and sound where desirable. We intend to include a professional planning module that will allow the professionals utilizing the service to track their CEUs. Other features of the site may also include a professional forum for collaboration, live training and a career finder for the posting of job openings and resumes, as well as 24-hours per day, seven days per week customer support.

We are scheduled to "go live" with CEU2000.com in the spring of 2001, with between 350 and 500 course offerings. Customers will subscribe for one year's service.

We intend to promote CEU2000.com through an aggressive direct mail campaign, print advertisements in targeted professional journals, and professional conference displays. We also intend to utilize customers' on-line registrations for targeted e-mail communications regarding approaching continuing education deadlines. We will also utilize a marketing strategy known as "viral marketing" to drive potential professionals to the site. Viral marketing is essentially "word-of-mouth" advertising. We will offer free incident reporting software product and challenge tests to attract potential customers.

Our competition in the on-line CEU market for health care professionals consists of some 43 providers. Of these companies we believe that only four are comprehensive, with most seeming to be less than full-time operations. We believe that virtually none of these companies invest in advertising and none have more than 200 course offerings. In this light, we believe that our experience in the health care technology industry and our willingness to aggressively pursue the market thorough advertising puts the Company at a competitive advantage.

INTELLECTUAL PROPERTY

We rely on trademark, trade secret and copyright laws and confidentiality agreements to protect our intellectual property. We have registered United States copyrights that protect two of our important software programs--the Addiction Severity Assessment Program, a computer program designed and written by us to assess and design treatment protocols for persons with addiction and mental health issues, and the Criminal Justice Addiction Severity Assessment Program, a computer program designed and written by us to assess and design treatment protocols for incarcerated offenders with addiction and mental health issues. The copyrights for these programs were registered in 1996 and 1994, respectively.

We have registered trademarks with the United States Patent and Trademark Office for "AccuCare Behavioral Health System" and "Root Cause Analyst" and their accompanying designs and logos, and are awaiting final action regarding a pending application for registration of "Orion Healthcare Technology" and its accompanying design and logo.

We hold a non-exclusive worldwide license from SPSS, Inc. ("SPSS"), which entitles us to incorporate its "allClear" software as an imbedded program in Root Cause Analyst. In October

2000, we received notice that SPSS licensed allClear to Dean's Hill Systems, who will provide ongoing service and product development services to licensees of the software such as us.

We have contractual arrangements with South Oaks Foundation and Dr. Harry Leisure that allow us to convert into computer software programs the South Oaks Gambling Screen ("SOGS") and the Gambling Severity Index ("GSI"). The SOGS and GSI are questionnaires utilized by practitioners providing gambling addiction treatment or performing research.

When we provide our software products to the end-user, we do so pursuant to a license agreement. Each such agreement varies in its terms according to the product at issue and the customer.

REAL PROPERTY

Our corporate headquarters and business operations are located in Omaha, Nebraska, where we lease approximately 2,221 square feet of office space for a monthly lease payment of approximately $5,775 per month under a lease that expires on February 28, 2002. We believe that this location and space will meet our needs for the next six to nine months.

RESEARCH AND DEVELOPMENT

Over the past two years we have spent considerable amounts of time and money on research and development of our newest niche markets; root cause analysis and online continuing education. Due to the complexity of the process, our Root Cause Analyst software has taken nearly two years to develop from concept to a functional and marketable product. Over this time period we had three full-time programmers working on the project. Additional staff throughout the Company also participated in design, testing, marketing, web services and sales. Twenty percent of our staff resources were used each year in the development of this notable product.

Upon completion, our continuing education e-commerce site will have taken nearly one year to develop. Development of the CEU2000.com web site has been contracted out, as have many of the 350 to 500 courses to be offered at the site. We have created course offerings internally, as well as coordinated with authors and companies whose content we have purchased. The design of the web site, the course structures, as well as the business model have been managed primarily by two full-time staff members. Several staff members from other departments within the Company, including marketing, sales, web services and management, also spent significant amounts of time in preparing for this substantial opportunity. Fifteen percent of Company time has been spent developing CEU2000.com.

In the development of our standard addiction and mental health tools, we employ 2 full-time programmers and a software development manager to ensure that these products stay technologically up-to-date. This ongoing process accounts for an additional fifteen percent of Company resources. We have always invested profits back into the Company in an effort to grow good business concepts and develop new niches. Approximately 50% of all Company resources have been geared toward research and development over the past several years. This has been part of our effort to prepare for new opportunities in ever-expanding markets.

            MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND RELATED NOTES TO THE FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT RELATE TO FUTURE EVENTS OR OUR FUTURE FINANCIAL PERFORMANCE AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR INDUSTRY'S ACTUAL RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS INCLUDE, AMONG OTHER THINGS, THOSE LISTED UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.


OVERVIEW

Orion Healthcare Technology, Inc. was founded on the proposition that it could develop and successfully sell a family of software products to fill certain niche markets existing within the general healthcare industry. Our software products focus primarily on providing solutions for certain administrative and clinical aspects of healthcare, such as records maintenance, risk analysis, report writing, patient assessing and continuing education/distant learning services.

We have stayed with our basic business concept and have seen our total revenues from software products and related services grow from $576,000 (unaudited) in 1998 to $1,358,000 in 2000. Even though our revenues have continued to increase, we have incurred significant costs in developing and marketing our software products. These costs have been absorbed through internal financing without the infusion of more equity or loans from the two shareholders of the Company. This lack of additional capital for development and, particularly, for intensively marketing new software products has, in management's view, slowed our revenue growth opportunities.

In the last year we have started to place more of the Company's effort and resources into the development of a large array of continuing education courses for healthcare specialists. It is believed that the pricing of courses, coupled with the ease of receiving course information via the Internet and the level of potential demand, in that all healthcare specialists are subject to continuing education requirements, could propel our revenue growth significantly over the next several years. If this should occur, we will likely seek to increase our capital for expansion through a second, investment banking underwritten public offering. The success of this offering, the Company's ability to grow its revenues and general conditions in the equity markets will strongly influence whether or not we are in fact able to consummate a secondary public offering in the foreseeable future.

SOURCES OF REVENUE AND REVENUE RECOGNITION

The Company derives revenues from licenses of its software and related services, which include implementation and integration services, technical services, training and consulting. For arrangements with our customers that do not involve significant implementation or customization essential to the functionality of our software, we recognize product revenue when all of the following conditions are met:

     -    there is persuasive evidence of an arrangement

     -    we have delivered the product to the customer

     -    collection of the license fees is probable

     - the amount of the fee to be paid by the customer is fixed or determinable

Revenue for arrangements with multiple elements is recognized by allocating revenue to each element of the arrangement based on fair values of the elements such as software products, maintenance and support and consulting services.

Amounts received under contract in advance of performance are recorded as deferred revenue and generally recognized within one year from receipt. Revenue from contract services for which we cannot reliably estimate total costs is recognized upon completion. In 1999 we had deferred revenue of $157,000 and in 2000 the figure for this item was $209,000.

COST OF REVENUES AND OPERATING EXPENSES

Our principal cost incurred is our employee expenses, consisting mainly of salaries and related costs. These costs are not expected to increase at the same percentage rate as revenues increase, based on our prior experience. However, if management elects to institute new benefits in an effort to enhance recruitment of technical, support and marketing personnel, or if management elects to increase the salaries of the most highly compensated people in the company, salaries and related costs could grow at a faster rate than revenue.

Our cost of product revenue includes expenses incurred to manufacture, package and distribute software products and related documentation. Our cost of services revenue includes salaries and related expenses for our implementation, consulting support and training, in addition to an allocation of facilities. Our operating expenses are classified into three general categories: research and development, general and administrative and sales and marketing. We classify all charges to these operating expense categories based on the nature of the expenses. We allocate the costs for overhead and facilities to each of the functional areas that use the overhead and facilities services based on headcount. These allocated charges include facility rent for corporate offices, communication charges and depreciation expenses for office furniture and equipment.

RESULTS OF OPERATIONS--YEARS ENDED DECEMBER 31, 1999 AND 2000

1.  REVENUES

Product revenues increased 8% from $671,000 for the year ended December 31, 1999 to $725,000 for the corresponding period in 2000. The increase reflected the continued sales from our AccuCare system, which is sold at a much higher rate than our single module products. This increase in sales was due in part to a much higher demand for automation within the addictions market. Another source for increase in revenue was the development and early stage sales of our Root Cause Analyst product, which was released in September of 2000.

Customer service revenues increased 48% from $428,000 for the year ended December 31, 1999 to $632,000 for the corresponding period in 2000. Due to the increase in software license sold each year it is a natural fit for the demand for increased training opportunities for our customers. As our company has become associated with being the national experts on behavioral health software, a demand for our consulting services has increased.

2.  COST OF REVENUE

Cost of revenue has increased 4% from $271,000 in 1999 to $281,000 in 2000. We expect our cost of revenues to continue increasing as a result of our increases in sales and the release of new products which will require additional services personnel and professional services for consulting and implementation.

3.  RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased from $168,000 in 1999 to $218,000 in 2000. The increase in research and development expenses was related primarily in the number of software programmers and other technical staff supporting the quality assurance, development and testing of new products. During 2000, a majority of the programmers' time was related to the creation and development of our continuing education/distant learning operations: CEU2000.com, which will be released in March, 2001. Historically, we have invested a majority of our revenue into self-financing our new and current product lines and divisions.

4.  GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased 12% from $467,000 for the year ended December 31, 1999 to $522,000 for the corresponding period in 2000. As we expand and hire more employees to our corporation it is only a natural fit that our overall general and administrative expenses will increase. We see this increase in general and administrative expenses to continue as we increase office space, supplies and occur additional legal and accounting fees of a publicly held corporation.

5.  SALES AND MARKETING EXPENSES.

Sales and marketing expenses increased 35% from $216,000 for the year ended December 31, 1999 to $292,000 for the corresponding period in 2000. We have been able to show a moderate increase in sales and marketing expenses due in part to our sales and marketing team's innovative and cost-effective means of marketing and selling our products. The Internet and word-of-mouth advertising have realized new cost-efficient marketing avenues, therefore controlling our spending within our marketing budget. Our sales department has also been able to reduce costs with the addition of e-mail services and our Internet Web sites. Our minimal increase in the sales and marketing budget shows our focus on investing our resources into the development of our current and new product lines within our research and development department.

6.  EXECUTIVE SALARIES

In 1999 the two owners of the company, William C. Allan and Constance Giles-Allan, collectively received salaries of $226,000, and both were actively engaged in providing full time services to the Company. In 2000, the amount of their combined salaries was $195,000. Both were actively engaged in providing full time services to the Company until October 2000, when Ms. Giles-Allan withdrew from day-to-day involvement with the Company. She resigned her position as an officer in December 2000, although she remained a member of the Company's board of directors. Thereafter, Mr. Allan increased his salary by the amount formerly being paid to his spouse. Ms. Giles-Allan's former duties and responsibilities have been distributed to several persons within the Company, including Mr. Allan.

7.  NET LOSS.

For the year ended December 31, 1999, the Company incurred a net loss before income taxes of $26,000. However, for the year ended December 31, 2000, the Company incurred a net gain before income taxes of $32,000. The main reason for the change between the years is related to the significant increase in sales and yet reasonable increase in expenses.

8.  LIQUIDITY AND CAPITAL RESOURCES.

We have funded our operations to date primarily through revenue and short term borrowing from a local bank through line of credit. The Company's only source of working capital, other than from operations, is its bank line of credit. The size of the line of credit was increased in 2000 from $150,000 to $250,000. At the end of 2000, the Company had $181,000 available under its line of credit.

Net cash used in investing activities totaled $48,000 in 1999 and $129,000 in 2000. The majority of the activity in both years related to the purchase of new property and equipment.

Net cash provided by financing activities totaled $98,000 in 1999 and net cash used by financing activities totaled $10,000 in 2000. The activity resulted from changes in the line of credit and financing from other sources.

Our capital expenditures consist primarily of purchases of computer equipment and furniture and fixtures. We anticipate a substantial increase in our capital expenditures consistent with anticipated growth in operations, infrastructure and personnel. For 2001, we expect that our capital expenditures will be at least $100,000.

As of December 31, 2000, our principal commitment consisted of obligations under our operating leases for office facilities and office equipment.

We do not foresee increasing our bank line of credit significantly above its current maximum, nor is it likely that the Company can expect additional capital infusions from its two present shareholders. The Company's sources for capital by which to grow its operations must come from internal financing or the public equity markets or a combination of both. If the Company substantially increases its net worth through equity from outside investors, management might then look more favorable on increasing its overall capitalization through additional bank borrowings, assuming reasonable interest rates and other terms would be available at that time. Without such capital, management nevertheless expects the Company to be able to continue to grow its revenues at approximately the same average annual percentage as in the past for the foreseeable future. This rate of growth could be significantly accelerated, in management's view, if the Company had access to the equity funds contemplated through this offering, and possibly commitment borrowed funds, if available on reasonable terms.

[TO BE UPDATED/REVISED WITH FORCASTED NUMBERS]

             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION. There is no public trading market for the Common Stock. However, we intend to apply as soon as possible for the listing of the Common Stock on the NASDAQ Small-cap Market.

THIS OFFERING. Upon completion of this offering, we expect to have 2,100,000 shares of Common Stock outstanding. Of these shares, the 500,000 sold in this offering will be freely tradable without restrictions or further registration requirement under the Securities Act of 1933, except any shares purchased by "affiliates" of the Company, as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 under the Securities Act. As of the date of this prospectus, there are two holders of our Common Stock.

DIVIDENDS. There have been no dividends paid on shares of the Common Stock during the last 2 fiscal years. The Company does not anticipate issuing cash dividends to the Common Stock holders in the foreseeable future.


                              PLAN OF DISTRIBUTION

We are offering the Common Stock directly through our officers and employees who are primarily engaged in other transactions and duties on behalf of the Company. These individuals will receive no additional compensation for their efforts in soliciting offers to purchase the Common Stock.

                          LEGAL PROCEEDINGS AND MATTERS

We are not aware of any pending legal proceedings against us that, individually or in the aggregate, would have a material adverse effect on our business, results of operation or financial condition.

The validity of the securities being offered hereby will be passed upon on our behalf by our special securities counsel, Lieben, Whitted, Houghton, Slowiaczek & Cavanagh, P.C., L.L.O., 100 Scoular Building, 2027 Dodge Street, Omaha, NE 68102. Our regular corporate counsel is Polk Waldman & Wickman LLC, 1823 Harney Street, Suite 300, Omaha, NE 68102.

                                     EXPERTS

The financial statements as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1999 and 2000, included in this prospectus have been included in reliance on the report of Graeve Garrelts Denham & Bruce, LLC, independent accountants, given on the authority of said firm as expert in auditing and accounting.


                             ADDITIONAL INFORMATION

We have filed a registration statement on Form SB-2 under the Securities Act with the Securities and Exchange Commission with respect to the Common Stock offered hereby. This prospectus does not contain all of the information contained in the registration statement and the exhibits to the registration statement. Statements made in this prospectus concerning any contracts, agreements or documents are not necessarily complete. We refer you to the copies of those contracts, agreements and documents filed as exhibits to the registration statement. These statements are qualified in all respects by this reference to these exhibits.

The registration statement and the exhibits and schedules thereto filed with the Securities and Exchange Commission may be inspected by you at the Securities and Exchange Commission's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the commission's regional offices located at Seven World Trade Center, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 11400, Chicago, IL 60661. The commission also maintains a web site (www.sec.gov) that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the commission. For further information pertaining to the Company and the Common Stock offered by this prospectus, reference is made to the registration statement.

We intend to furnish our shareholders with annual reports containing financial statements audited by our independent accountants.

                          INDEX TO FINANCIAL STATEMENTS

The financial statements as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1999 and 2000 included in this prospectus have been included in reliance upon the report of Graeve Garrelts Denham & Bruce, LLC, independent accountants, given the authority of said firm as experts in auditing and accounting.

         Orion Healthcare Technology, Inc.:                            Page
         Independent Auditor's Report                                  F-1

         Balance Sheets                                                F-2

         Statements of Operations                                      F-3

         Statement of Stockholders' Deficit                            F-4

         Statements of Cash Flows                                      F-5

         Notes to Financial Statements                                 F-6

                         [GRAEVE GARRELTS DENHAM & BRUCE]





February 22, 2001

INDEPENDENT AUDITORS' REPORT

Board of Directors
ORION HEALTHCARE TECHNOLOGY, INC.
Omaha, Nebraska

We have audited the accompanying balance sheets of Orion Healthcare Technology, Inc. as of December 31, 2000, 1999 and 1998, and the related statements of operations, stockholders' deficit and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orion healthcare Technology, Inc. as of December 31, 2000, 1999 and 1998, and the results of its operations and cash flows for the years ended December 31, 2000 and 1999 in conformity with generally accepted accounting principles.


/s/ GRAEVE GARRELTS DENHAM & BRUCE, LLC

    GRAEVE GARRELTS DENHAM & BRUCE, LLC

                     ORION HEALTHCARE TECHNOLOGY, INC.

                              BALANCE SHEETS
                     DECEMBER 31, 2000, 1999 AND 1998


                                                         2000             1999         1999
                                                         ----             ----         ----
                          ASSETS
Current assets:
  Cash and cash equivalents                           $    800          $  4,135      $ 38,887
  Accounts receivable, net                             141,658           171,966        51,967
  Note receivable                                       17,060
  Inventory                                             13,674             8,390         1,031
  Prepaid expenses and other current assets              6,101            10,627         5,122
  Income tax receivable                                 11,836            14,393
                                                      --------          --------      --------
      Total current assets                             191,129           209,511        97,007

  Property and equipment, net                          180,277            76,011        46,982
  Deferred tax asset                                    42,421            42,580        32,918
                                                      --------          --------      --------

       Total assets                                   $413,827          $328,102      $176,907
                                                      --------          --------      --------
                                                      --------          --------      --------

                       LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
  Notes payable                                       $114,833          $130,000
  Current portion of long-term debt                     10,682            19,786      $ 31,672
  Accounts payable                                      18,582            47,578        28,219
  Accrued liabilities                                   72,925            28,902        28,538
  Deferred revenue                                     208,878           157,204       102,523
                                                      --------          --------      --------
    Total current liabilities                          425,900           383,470       190,952

  Long-term debt                                        21,969             8,133        27,219
                                                      --------          --------      --------
    Total liabilities                                  447,869           391,603       218,871
                                                      --------          --------      --------

  Stockholders' deficit:
  Common stock: no par value; 50,000 shares
  authorized; 50,000 shares issued and outstanding       6,600             6,600         6,600
  Accumulated deficit                                  (40,642)          (70,101)      (48,564)
                                                      --------          --------      --------
    Total stockholders' deficit                        (34,042)          (63,501)      (41,964)
                                                      --------          --------      --------

       Total liabilities and stockholders' deficit    $413,827          $328,102      $176,907
                                                      ========          ========      ========

                     See Notes to Financial Statements

                    ORION HEALTHCARE TECHNOLOGY, INC.

                        STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                         2000               1999
                                                         ----               ----
Revenue:
  Product                                             $  725,242        $  670,570
  Services                                               632,423           428,206
                                                      ----------        ----------
    Total revenue                                      1,357,665         1,098,776
                                                      ----------        ----------

Cost of revenue:
  Product                                                 76,962           114,518
  Services                                               204,427           156,059
                                                      ----------        ----------
    Total cost of revenue                                281,389           270,577
                                                      ----------        ----------
Gross profit                                           1,076,276           828,199

Operating expenses:
  Research and development                               217,752           168,142
  Sales and marketing                                    292,312           215,626
  General and administrative                             522,241           466,828
                                                      ----------        ----------
    Total operating expenses                           1,032,305           850,596
                                                      ----------        ----------

Income (loss) from operations                             43,971           (22,397)

Interest and other income (expense), net                 (11,796)           (3,384)
                                                      ----------        ----------

Net income (loss) before taxes                            32,175           (25,781)

Income tax (expense) benefit                              (2,716)            4,244
                                                      ----------        ----------

Net income (loss)                                     $   29,459        $  (21,537)
                                                      ==========        ==========

                     See Notes to Financial Statements

                     ORION HEALTHCARE TECHNOLOGY, INC.

                    STATEMENTS OF STOCKHOLDERS' DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                          Common Stock      Accumulated
                                     Shares       Amount      Deficit       Total
                                    --------    ---------   ------------  ---------
Balance at December 31, 1998          50,000    $  6,600    $ (48,564)    $ (41,964)

Net loss                                                      (21,537)      (21,537)
                                    --------    --------    ---------     ---------

Balance at December 31, 1999          50,000       6,600      (70,101)      (63,501)

Net income                                                     29,459       (29,459)
                                    --------    --------    ---------     ---------

Balance at December 31, 2000          50,000    $  6,600    $ (40,642)    $ (34,042)
                                    ========    ========    =========     =========




                     See Notes to Financial Statements

                     ORION HEALTHCARE TECHNOLOGY, INC.

                        STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                         2000               1999
                                                         ----               ----
Cash flows from operating activities:
  Net income (loss)                                    $  29,459         $  (21,537)
                                                       ---------         ----------
  Adjustments to reconcile net income (loss) to net
    cash provide by (used in) operating activities:
      Depreciation and amortization                       24,432             19,132
      Provision for doubtful accounts                      3,867              1,133
      Changes in operating assets and liabilities
        Accounts receivable                               26,441           (121,132)
        Note receivable                                  (17,060)
        Inventory                                         (5,284)            (7,359)
        Prepaid expenses and other current assets          7,083            (19,898)
        Deferred tax asset                                   159             (9,662)
        Accounts payable                                 (28,996)            19,359
        Accrued liabilities                               44,023                364
        Deferred revenue                                  51,674             54,681
                                                       ---------         ----------
          Total adjustments                              106,339            (63,382)
                                                       ---------         ----------
          Net cash provided by (used in) operating
           activities                                    135,798            (84,919)
                                                       ---------         ----------
Cash flows from investing activities:
  Purchase of property and equipment                    (128,698)           (48,161)
                                                       ---------         ----------
Cash flows from financing activities:
  Principal payments on long-term debt                   (24,964)           (31,672)
  Proceeds from borrowings of long-term debt              29,696
  Net change in short-term borrowings                    (15,167)           130,000
                                                       ---------         ----------
    Net cash provided by (used in) financing
     activities                                          (10,435)            98,328
                                                       ---------         ----------
Net decrease in cash and cash equivalents                 (3,335)           (34,752)
Cash and cash equivalents at beginning of year             4,135             38,887
                                                       ---------         ----------
Cash and cash equivalents at end of year               $     800         $    4,135
                                                       ---------         ----------
                                                       ---------         ----------

                    See Notes to Financial Statements

                        ORION HEALTHCARE TECHNOLOGY, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE A - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY - Orion Healthcare Technology (the "Company") was incorporated in March 1993 under the laws of the State of Iowa under the name of Accurate Assessments, Inc. On August 10, 2000, the Company changed its name to Orion Healthcare Technology, Inc. The Company develops, markets and sells software specializing in products for the medical risk management, substance abuse and behavorial health markets.

In December 1998, the Company entered into an agreement with an unrelated company to develop and sell a computer software program to facilitate the performance and reporting of root cause analyses. The agreement provides for the two companies to divide the gross revenue, less shipping costs, equally. The product was released in May 2000 and the amount earned by the unrelated company during the year ending December 31, 2000 was $15,880.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions and affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

REVENUE RECOGNITION - The Company derives revenues from licenses of its software and related services, which include implementation and integration services, technical services, training and consulting. Revenues are recognized for the various contract elements based upon vendor-specific objective evidence of fair value of each element.

Product revenue is recognized when there is persuasive evidence of an arrangement for a fixed and determinable fee that is probable of collection and when delivery has occurred. For arrangements with multiple elements, the Company recognizes revenue for the delivered elements based upon the residual contract value as prescribed by Statement of Position No. 98-9, "Modification of SOP No. 97-2 with Respect to Certain Transactions."

Service revenues from consulting and training services are recognized as such services are performed. Service revenues from post-contract support are recognized ratably over the support period, generally one year. Contracts for these services that do not meet this revenue recognition criteria are recorded as deferred revenue.

CASH AND CASH EQUIVALENTS - For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with maturity at acquisition of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company's accounts receivable are derived from revenue earned from customers located throughout the U.S. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

No individual customer accounted for more than 10% of the Company's total revenues for the years ended December 31, 2000 and 1999. At December 31, 2000, two individual customers accounted for 23% and 20%, respectively, of total accounts receivable. At December 31, 1999, two individual customers accounted for 42% and 16%, respectively, of total accounts receivable. At December 31, 1998, two individual customers accounted for 22% and 13%, respectively, of total accounts receivable. The individual customers with these balances due for each year are not the same customers or related entities.

                        ORION HEALTHCARE TECHNOLOGY, INC.

NOTE A - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

FAIR VALUE OF INSTRUMENTS - The Company's financial instruments, including cash equivalents, accounts receivable and accounts payable, are carried at cost, which approximates fair value due to the short-term maturity of these instruments. Debt is carried at cost, which approximates fair value due to the proximity of the implicit rates of these financial instruments and the prevailing market rates for similar instruments.

INVENTORY - Inventory, which consists of diskettes and training manuals, is valued on the basis of the lower of first-in, first-out cost or market value.

PROPERTY AND EQUIPMENT - Property and equipment are carried at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in operations. Repairs and maintenance are expensed as incurred, expenditures for additions, improvements and replacements are capitalized.

SOFTWARE DEVELOPMENT COSTS - Software development costs incurred in the research and development of new products and enhancements to existing products are charged to expense as incurred. Software development costs are capitalized after technological feasibility has been established. In 2000, the Company adopted Statement of Position ("SOP") 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." This statement requires capitalization of certain costs incurred in the development of internal-use software, including web site development costs. All capitalized projects are amortized over their estimated useful lives, which have been determined by management to be three years. Amortization on the projects begins when the software is ready for its intended use.

IMPAIRMENT OF LONG-LIVED ASSETS - The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the sum of the expected undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition in less than its carrying amount.

INCOME TAXES - Deferred tax assets and liabilities are computed for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

COMPREHENSIVE INCOME - The Company accounts for comprehensive income under the provisions of SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. As of December 31, 2000 and 1999, the Company did not have any transactions that are required to be reported in comprehensive income.

SEGMENT INFORMATION - The Company has adopted the provisions of SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." The Company identifies its operating segment based on business activities, management responsibility and geographic location. During all periods presented, the Company operated in a single business segment.

ADVERTISING COSTS - Advertising costs are expensed in accordance with Statement of Position 93-7, "Reporting on Advertising Costs." Advertising and public relations expenses for the fiscal years ended December 31, 2000 and 1999 totaled $42,703 and $39,218, respectively.

                        ORION HEALTHCARE TECHNOLOGY, INC.

NOTE A - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

RECENT ACCOUNTING PRONOUNCEMENTS - In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS NO. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The FASB subsequently issued SFAS No. 137, deferring the effective date of this statement and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amends certain provision of SFAS No. 133. The Company has not engaged in hedging activities or invested in derivative instruments and, accordingly, implementation of these statements did not have a material effect on its financial statements.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company has complied with the guidance of SAB 101.

In March 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB Opinion No. 25." FIN 44 clarifies the definition of employee for purposes of applying Accounting Practice Board Opinion No. 25, "Accounting for Stock Issued to Employees," the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 was effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. FIN 44 will not have a material impact on the Company's financial position or results of operations.

In July 2000, the Emerging Issues Task Force reached a consensus on EITF Issue 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires that freight charges billed to customers be included in net sales, The Company has complied with the guidance of EITF 00-10.

NOTE B - SUPPLEMENTAL CASH FLOW INFORMATION



                                           Year ended December 31,
                                              2000        1999
                                           ---------   ----------

     Cash paid for interest                $ 11,796     $  4,532
                                           ---------   ----------
                                           ---------   ----------
     Cash paid for income taxes            $ 14,393     $ 19,811
                                           ---------   ----------
                                           ---------   ----------

                        ORION HEALTHCARE TECHNOLOGY, INC.

NOTE C - BALANCE SHEET COMPONENTS



                                                       As of December 31,
                                                2000          1999         1998
                                             -----------   ----------    ---------

Accounts receivable, net
   Accounts receivable                        $  146,658    $  173,099    $ 51,967
   Less: Allowance for doubtful accounts           5,000         1,133
                                              ----------    ----------    ---------
                                              $  141,658    $  171,966    $ 51,967
                                              ----------    ----------    ---------
                                              ----------    ----------    ---------

Property and equipment, net
   Equipment                                  $  126,949    $  112,479    $ 77,855
   Furniture and fixtures                         23,972        22,790       9,254
   Software                                       83,350
   Vehicles                                       29,697
                                              ----------    ----------    ---------
                                                 263,968       135,269      87,109
   Less: Accumulated depreciation                 83,691        59,258      40,127
                                              ----------    ----------    ---------
                                              $  180,277    $   76,011    $ 46,982
                                              ----------    ----------    ---------
                                              ----------    ----------    ---------


NOTE D - NOTE RECEIVABLE

In 2000, the Company loaned $25,000 to an unrelated company and received a promissory note. The note is collateralized by the joint venture agreement discussed in Note A and is expected to be paid in full in 2001 from the unrelated party's portion of the gross proceeds from the joint venture agreement.

NOTE E - NOTES PAYABLE

The Company has a $250,000 line of credit with a local bank, which expires October 24, 2001. Interest is payable monthly at the bank's base rate plus 1.5% (11% at December 31, 2000). The line is secured by the Company's business assets and real property owned by the stockholders. There was $69,000 borrowed under this line of credit at December 31, 2000. The Company had a balance due under a similar line of credit as of December 31, 1999 in the amount of $130,000.

The Company's line of credit agreement contains restrictions that certain financial covenants be met including debt worth and current ratios. During 2000, the Company violated these covenants. The Company obtained waivers from the bank for these covenant violations.

In addition, the Company has a note payable with an unrelated software company that is due in monthly installments of $4,166, with final payment due in November 2001. The balance on this note, as of December 31, 2000, was $45,833.

                        ORION HEALTHCARE TECHNOLOGY, INC.

NOTE F - LONG-TERM DEBT

Long-term obligations are summarized as follows:

                                                     As of December 31,
                                                2000       1999        1998
                                              --------   --------    --------

Note payable due in monthly installments
of $500, bearing interest at 11.5% and
10.75% at 1999 and 1998, respectively,
with final payment due November 2000,
secured by the Company's business assets.                 $ 1,385     $ 6,931

Note payable due in monthly installments
of $532, bearing interest at 11.25%, with
final payment due March 2001, secured by
the Company's business assets.                 $ 5,427     26,534      42,402

Note payable due in monthly installments
of $532, bearing interest at 10.5%, with
final payment due October 1999, secured
by the Company's business assets.                                       7,258

Note payable due in monthly installments
of $605, bearing interest at 8.09%, with
final payment due June 2005, secured by
Company's business assets.                      27,224

Other long-term borrowing                                               3,000
                                               -------     -------    -------
                                                32,651      27,919     59,591
Less current portion                            10,682      19,786     31,672
                                               -------     -------    -------
  Net long-term debt                           $21,969     $ 8,133    $27,919
                                               -------     -------    -------
                                               -------     -------    -------

Principal payments under long-term debt are as follows:


               Year Ending
               December 31,
              --------------
                   2001                         $10,682
                   2002                           5,630
                   2003                           6,103
                   2004                           6,615
                   2005                           3,621
                                                -------
                                                $32,651
                                                -------
                                                -------

                        ORION HEALTHCARE TECHNOLOGY, INC.

NOTE G - INCOME TAXES

Income tax benefit (expense) for the years ending December 31, 2000 and 1999 consist of the following:


              Current
                  Federal                        $  (793)   $(3,949)
                  State                           (1,764)    (1,469)
                                                 --------   --------
                                                  (2,557)    (5,418)
                                                 --------   --------
              Deferred:
                  Federal                           (159)     7,247
                  State                                       2,415
                                                 --------   --------
                                                    (159)     9,662
                                                 --------   --------
                    Total (expense) benefit      $(2,716)   $ 4,244
                                                 --------   --------
                                                 --------   --------

The significant components of the Company's deferred tax assets and liabilities are as follows:


                                                     As of December 31,
                                              --------------------------------
                                                2000        1999        1998
                                              --------    --------    --------
Deferred tax assets:
   Accounts receivable                        $   425     $   977     $ 1,150
   Inventory                                                  167       1,639
   Intangible assets                           11,473      11,473      11,473
   Note receivable                                          1,552       1,552
   Prepaid assets                               4,957       3,333
   Accrued expenses                             9,572       6,402       6,859
   Note payable                                 9,166
   Deferred revenue                            41,776      31,441      20,505
                                              -------     -------     -------
     Total deferred tax assets                 77,369      55,345      43,178
                                              -------     -------     -------
Deferred tax liabilities:
   Accelerated depreciation                    13,754      11,822       9,341
   Property and equipment                      16,670
   Accrued expenses                                           592
   Note receivable                              3,412
   Prepaid assets                               1,112         351         919
                                              -------     -------     -------
     Total deferred tax liabilities            34,948      12,765      10,260
                                              -------     -------     -------
Net deferred tax asset                        $42,421     $42,580     $32,918
                                              -------     -------     -------
                                              -------     -------     -------

In accordance with SFAS 109, the Company evaluated the recoverability of the deferred tax assets, and determined there was no need to record a valuation allowance. Management believes that future revenues will provide sufficient future income to realize the net deferred tax asset.

                        ORION HEALTHCARE TECHNOLOGY, INC.

NOTE H - COMMITMENTS

The Company leases its facilities and certain equipment under non-cancelable operating lease agreements. Rent expense under its lease agreements for 2000 and 1999 totaled $83,131 and $57,301, respectively. Future minimum lease commitments under these non-cancelable leases as of December 31, 2000 are as follows:


                 Year Ending
                 December 31,
                 -------------
                     2001                      $76,213
                     2002                       17,985
                     2003                        1,488
                                               -------
                                               $95,686
                                               -------
                                               -------

The Company has entered into an agreement for the development of a web site. Future commitments under this agreement as of December 31, 2000 are $16,650.

NOTE I - SUBSEQUENT EVENTS

Subsequent to year-end, the Board of Directors approved a 30 to 1 stock split and a public offering of the Company's Common Stock for the purpose of obtaining additional capital to finance future operations and anticipated growth.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

         Consistent with Sections 490.851 through 490.858 of the Iowa Business Corporation Act, Article VIII of our bylaws permits us to indemnify any of our directors, officers and other agents who is a party, or who is threatened to be made a party, to any proceeding by reason of his or her status as our agent. In such a case, we may indemnify the agent against expense, liability and loss actually and reasonably incurred by the agent in connection with such a proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe that the conduct was unlawful.

         If such a proceeding is brought by or on behalf of the Company in the form of a derivative suit, the agent may be indemnified against expenses actually and reasonably incurred if the agent acted in good faith, in a manner reasonably believed to be in the best interests of the Company, and with reasonable care. There can be no indemnification with respect to any matter as to which the agent is adjudged to be liable to the Company unless and only to the extent that the court in which such proceeding was brought determines upon application that, in view of all the circumstances of the case, the agent is fairly and reasonably entitled to indemnity for such expense as the court shall deem proper.

         Where an agent is successful in any such proceeding, the agent is entitled to be indemnified against expenses actually and reasonably incurred by him or her. In all other cases (unless by court order), indemnification is made by the Company upon determination by it that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct. We may advance expenses incurred in defending any such proceeding upon receipt of an undertaking to repay any amount so advanced if it is ultimately determined that the agent is not eligible for indemnification.

         Our bylaws also provide that we may purchase and maintain liability insurance on behalf of any of our directors, officers, employees and agents.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth estimated costs and expenses, other than underwriting discounts, commissions and expense allowances, payable by the registrant in connection with the maximum offering for the securities included in this Registration Statement:

SEC registration fee                           $1,250
Blue sky fees and expenses

Printing and shipping expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous expenses and Transfer Agent fees
--------------------------------------------------------------------------------
Total                                                                  $150,000

All expenses are estimated except the Commission filing fee.

ITEM 27. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

EXHIBIT
NUMBER             DESCRIPTION
 3.1               Amended and Restated Articles of Incorporation
 3.2               Bylaws
 3.3               Amendment No. 1 to Bylaws
 4                 Form of Common Stock Certificate (to be filed by pre-effective amendment)
 4.1               Reference is made to Exhibit 3.3, pages 1-3 and 8-9
 5                 Opinion of Lieben, Whitted, Houghton, Slowiaczek & Cavanagh, P.C., L.L.O. regarding the legality of the shares of Common Stock being registered (to be filed by pre-effective amendment)
10.1               Historic Omaha Library Lease between the Registrant and Historic Omaha Library Company
10.2               Agreement between the Registrant and County of Orange Health Care Agency (to be field by pre-effective amendment)
10.3               Agreement between the Registrant and Medical Risk Management Associates
10.4               Distribution Agreement between the Registrant and Synergistic Office Solutions, Inc.
10.5               License Agreement between the Registrant and SPSS, Inc.
10.6               Software License Agreement for Root Cause Analyst
10.7               Software License Agreement for AccuCare
10.8               Form of Software License Agreement for Orion Behavioral Health System (final document to be filed by pre-effective amendment)
10.9               Training Services and Royalty Agreement between the Registrant and Dr. Henry Lesieur
10.10              Form of Employment Agreement between the Registrant and Dr. Candice Stewart-Sabin (executed copy to be filed by pre-effective amendment)
10.11              Website Development Agreement between the Registrant and Lillethorup Productions, Inc.
10.12              Notice of Grant Award to the Registrant from the National Institutes of Health
10.13              Form of Training Services and Royalty Agreement (SOGS) between the Registrant and South Oaks
                   Foundation (executed copy to be filed by pre-effective amendment)
10.14              Form of Training Services and Royalty Agreement (GSI) between the Registrant and South Oaks
                   Foundation (executed copy to be filed by pre-effective amendment)

23.1               Consent of Lieben, Whitted, Houghton, Slowiaczek & Cavanagh, P.C., L.L.O.
                   (included in its opinion filed as Exhibit 5 hereto)
23.2               Consent of Polk Waldman & Wickman LLC (to be filed by pre-effective amendment)
23.3               Consent of Graeve Garrelts Denham & Bruce, LLC (to be filed by pre-effective amendment)
24.1               Power of Attorney - Constance Giles-Allan
24.2               Power of Attorney - John E. Bothof
24.3               Power of Attorney - David G. Folks, M.D.
24.4               Power of Attorney - David K. Karnes
24.5               Power of Attorney - George L. Morgan

ITEM 28. UNDERTAKINGS.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions or otherwise, the small business issuer has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement, as amended, to be signed on its behalf by the undersigned, thereunto duly authorized, in Omaha, Nebraska on March 9th, 2001.

         ORION HEALTHCARE TECHNOLOGY, INC.

         By:               /s/ William C. Allan
                  --------------------------------------------
                  Name:  William C. Allan
                  Title:  CHIEF EXECUTIVE OFFICER

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement, as amended, has been signed below by the following persons in the capacities and on the dates indicated.

NAME                                               CAPACITY                                  DATE
----                                               --------                                  ----

         /s/ William C. Allan                      Chief Executive Officer and Director      March 9, 2001
--------------------------------------------
William C. Allan


         /s/ Karen Wanek-Voien                     Chief Financial Officer                   March 9, 2001
------------------------------------
Karen Wanek-Voien


         /s/ William C. Allan*                     Director                                  March 9, 2001
--------------------------------------------
Constance Giles-Allan


         /s/ William C. Allan*                     Director                                  March 9, 2001
--------------------------------------------
John E. Bothof


          /s/ William C. Allan*                    Director                                  March 9, 2001
--------------------------------------------
David G. Folks, M.D.


         /s/ William C. Allan*                     Director                                  March 9, 2001
--------------------------------------------
David K. Karnes


         /s/ William C. Allan*                     Director                                  March 9, 2001
--------------------------------------------
George L. Morgan
*Power of Attorney